EXHIBIT 14

SBS TECHNOLOGIES, INC.

Code of Ethics

Purpose and Application

This Code of Ethics is a codification of standards that is reasonably designed to deter wrongdoing and to promote:

a.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; and

b.	Full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by SBS Technologies, Inc. (“SBS”) and in other public communications made by SBS; and

c.	Compliance with all applicable governmental rules and regulations; and

d.	The prompt internal reporting of code violations to an appropriate person or persons identified in this Code of Ethics; and

e.	Accountability for adherence to this Code of Ethics; and

f.	A culture of honesty and accountability.

This Code of Ethics shall apply to all directors, officers and employees of SBS (each a “Person”). In addition, certain provisions of this Code of Ethics shall apply specifically to each of the directors and officers of SBS, including but not limited to SBS’ Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, Corporate Controller, Manager — Tax and Compliance, Vice President – Investor Relations, General Counsel, and all persons performing similar functions (each a “Principal Person”).

Ethical Principles

Fair Dealing

1.	Each Person shall act at all times in good faith, responsibly, with honesty and integrity, and with due care, competence and diligence, without misrepresenting material facts or allowing such Person’s independent judgment to be subordinated.

2.	No Person shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts, or any other unfair dealing.

3.	Each Person shall at all times proactively promote ethical behavior as a responsible partner among peers in the Person’s work environment, and shall not tolerate any form of harassment, whether based on race, color, religion, gender, national origin, age, disability, veteran status, pregnancy, or sexual orientation.

Conflicts of Interest

4.	Each Person shall avoid at all times actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest occurs when an individual’s private interest is different from the interests of SBS as a whole. Conflict situations include:

•	When a director, officer or employee, or a member of his or her family, will benefit personally from something the director, officer or employee does or fails to do that is not in the best interests of SBS;

•	When a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work for SBS objectively and effectively; and

•	When a director, officer or employee, or a member of his or her family, receives personal benefits from someone other than SBS as a result of his or her position in the company.

5.	No Person or any member of his immediate family shall at any time enter into employment positions, consulting arrangements, ownership interests, or other activity that may create any actual or apparent conflict of interest between his personal interests and either (a) the interests of SBS, or (b) his ability to perform his duties and responsibilities for SBS.

6.	No Person or any member of her immediate family shall solicit or accept any personal benefit from any outside concern from which SBS secures goods or services, which is a customer of SBS, or which is a competitor of SBS, or which is a regulatory agency having jurisdiction over SBS, except only loans from financial institutions on the same terms available generally and entertainment appropriate to the business relationship, extended in the ordinary course of business, and not intended to influence the actions of the Person or SBS.

7.	No Person or any member of his immediate family shall enter into any contract with SBS or any of its affiliates relating to buying, leasing, or selling property or any similar transaction.

8.	Each Person shall comply at all times with all conflict of interest policies adopted by SBS from time to time, including but not limited to SBS Policy No. 5.08, Conflict of Interest Policy, as may be amended from time to time.

9.	Each Principal Person shall immediately disclose to General Counsel of SBS any material transaction or relationship that reasonably could be expected to give rise to any conflict of interest, whether real or perceived.

Company Information and Confidentiality

10.	Any information disclosed by each Person in performance of his or her duties shall be full, fair, complete, accurate, objective, relevant, timely, understandable, and not misleading. Each Person shall share at all times important and relevant knowledge (a) with persons to whom such Person reports, and (b) as is appropriate with persons reporting to such Person.

11.	Each Person shall maintain at all times the confidentiality of information acquired in the course of his work except when authorized by SBS or otherwise legally obligated to disclose. No confidential information acquired in the course of work shall be used by any Person for any personal advantage, whether real or perceived. All Persons shall comply with all confidentiality policies adopted by SBS from time to time, including but not limited to SBS Policy No. 6.16, Confidentiality, as may be amended or replaced from time to time, and with all confidentiality provisions in agreements to which they or SBS are parties.

12.	Each Person shall document and report all business and financial transactions in accordance with SBS internal control procedures. No Person shall create misleading records or falsify or improperly destroy SBS documents.

Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

13.	Each Person shall comply at all times with all rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies, including but not limited to regulations promulgated by the U.S. Defense Department and other U.S. Government Agencies (“Laws”). In the event that the Person is ever unsure of any such Laws, the Person shall consult with General Counsel of SBS prior to taking any action.

14.	Each Person and every member of her immediate family shall not at any time buy or sell any security of SBS while aware of any material, non-public information relating to SBS or the security. Each Principal Person and all members of her immediate family shall refrain from any trading in any SBS security during black-out periods and shall comply with all SBS policies and SEC requirements relating to the trading of SBS securities during non-black-out periods. All Persons shall comply with all SBS securities trading policies adopted by SBS from time to time, including but not limited to the SBS Policy No. 5.15, Security Trades by Company Personnel, as it may be amended or replaced from time to time. All Principal Persons shall comply with SBS Policy No. 5.18, Securities Trades Blackout Periods for Key Company Personnel, as may be amended or replaced from time to time.

15.	All Persons shall cooperate fully with the people responsible for preparing reports filed with the United States Securities and Exchange Commission (“SEC”) and all other materials that are made available to the investing public to make sure those people are aware in a timely manner of all information that might have to be disclosed in those reports or other materials or that might affect the way in which information is disclosed in them.

Corporate Opportunities

16.	Directors, officers and employees owe a duty to SBS to advance its legitimate interests when the opportunity to do so arises. No Person shall:

•	take for himself or herself personally any opportunity of which he or she becomes aware, or to which he or she obtains access, through the use of corporate property, information or position;

•	make it possible for someone other than SBS to take advantage of an opportunity in any of SBS’ areas of business of which the director, officer or employee becomes aware in the course of his or her activities on behalf of SBS, unless SBS has expressly decided not to attempt to take advantage of the opportunity;

•	otherwise use corporate property, information, or position for personal gain; or

•	compete with SBS generally or with regard to specific transactions or opportunities.

Improper Use of Corporate Funds or Assets

17.	Each Person shall achieve at all times responsible use of and control over all assets and resources employed or entrusted to such Person.

18.	Each Person shall safeguard against theft, loss or misuse any and all property of SBS in the custody or possession of such Person.

19.	The following uses of corporate funds or assets are prohibited:

•	Direct or indirect payments, gifts, contributions or offers, or promises of anything of value in the nature of bribes, gratuities, payoffs or kickbacks to domestic or foreign governments, government agencies, business organizations or individuals, or any other effort to obtain favors, including but not limited to inducements to procure orders for the sales of SBS’ goods or services. The giving of lawful customer discounts and allowances in the ordinary course of business are not prohibited by this Code of Ethics provided such discounts and allowances are properly approved and documented.

•	Gifts or gratuities in excess of $50 per individual recipient are prohibited without the express consent of a Person’s immediate supervisor (or in the case of the CEO or a Director, the approval of a majority of the Board of Directors).

•	Commissions, fees or similar payments which are not reasonably related in value to the services rendered or commissions, fees, or similar payments made in exchange for the services rendered which are illegal, improper or in any manner violate this code.

•	Direct or indirect contributions of money, property or resources to the campaign of a candidate for office in the federal government or in any U.S. political party, other than as permitted by law. Since the laws of various states and foreign countries vary as to the legality of corporate political contributions, all requests for such contributions shall be referred to the General Counsel of SBS. It is legal and appropriate for individual Persons to make political contributions with their personal funds and on their own behalf; however, such contributions shall not be reimbursed directly or indirectly by SBS.

•	Use of assets, funds or resources of SBS by Persons or members of their family, which is personal, or not in the furtherance of the business of SBS, or payment by SBS of personal expenses of Persons or members of their family, without the express consent of one’s immediate supervisor (or in the case of the CEO or a Director, the approval of a majority of the Board of Directors).

20.	The use of brokers, consultants, distributors, and agents to assist or counsel in the procurement of contracts and the payment of reasonable fees for their services are within the bounds of ordinary business practice and are not contrary to this Code of Ethics. However, such brokers, consultants, distributors and agents must perform a bona fide function and actually render bona fide services for SBS. Such individuals are not to be directly or indirectly related to or subject to the control of a customer, prospective customer, or its managing agents or employees.

Compliance and Enforcement

21.	Each Person shall be held accountable to full compliance with this Code of Ethics. In the event that any Person is determined to have violated this Code of Ethics, such violation shall be reported to the Chief Executive Officer and, if the Person is a Principal Person, the Board of Directors of SBS, and that Person shall be subject to all disciplinary action available, including but not limited to immediate termination of employment by SBS for cause and possible legal prosecution.

22.	Any Person, upon receipt of any information of a possible violation of this Code of Ethics, shall immediately report the same. Possible violations may be reported orally or in writing and may be reported anonymously. Failure to report a violation can lead to disciplinary action against the Person who failed to report the violation, which may be as severe as the disciplinary action against the Person who committed the violation.

23.	Normally, a possible violation of this Code by an employee other than a Principal Person should be reported to the supervisor of the employee who commits the violation. That supervisor shall inform the General Counsel and the CEO of such report. However, any employee may report any possible violation to the General Counsel. All reports of a possible violation of this Code by a Principal Person should be reported directly to the General Counsel. If a Person believes that in a particular situation it would not be appropriate to report a possible violation to the General Counsel, the Person may report the possible violation to the CEO, to the Chairman of the Audit Committee of the Board of Directors, or to any other officer or director to whom the Person believes it would be appropriate to report the possible violation.

24.	The identity of the Person who reports a possible violation of this Code of Ethics by another Person will be kept confidential, except to the extent the reporting Person consents to be identified or the identification of that reporting Person is required by law.

25.	SBS shall not allow retaliation for reports of possible violations made in good faith.

26.	If doubt exists as to the scope or applicability of this Code of Ethics in any particular future instance, the matter shall be reviewed in advance with the manager or supervisor who has the overall responsibility for the operation in which the question arises, or if the request comes from a Principal Person, the matter shall be reviewed in advance with the General Counsel. Any manager or supervisor receiving such a request shall refer the matter in writing to an immediate supervisor or the General Counsel of SBS. The person making the request shall be advised what action, if any, is appropriate under the circumstances.

27.	Each Principal Person shall execute this Code of Ethics annually at or prior to the annual meeting of shareholders of SBS.

Change in or Waiver of the Code of Ethics

28.	Any waiver of any provision of this Code of Ethics must be approved:

•	With regard to any Principal Person, by the Board of Directors, or if a significant number of its members will be personally affected by the waiver, by a committee of the Board of Directors consisting entirely of directors who will not be personally affected by the waiver;

•	With regard to any employee who is not a Principal Person, by the CEO of SBS or any other person designated by the CEO to waive such provisions, with a report thereof provided to the Board of Directors at their next regularly scheduled meeting.

29.	No waiver of any provision of this Code of Ethics with respect to a Principal Person will be effective until that waiver has been reported to the person responsible for the preparation and filing of SBS’ reports on Form 8-K (or any successor to that form) in sufficient detail to enable that person to prepare a report on Form 8-K containing any required disclosure with regard to the waiver. SBS will promptly disclose on Form 8-K, by means of the filing of such form and dissemination on the SBS webpage at www.sbs.com or by other electronic means as required by the SEC, any change in or waiver of this Code of Ethics.

30.	Any change in or waiver of provisions of this Code of Ethics will be reported in filings with the SEC and otherwise reported to SBS’ shareholders to the full extent required by the rules of the SEC and by any applicable rules of any securities exchange or securities quotation system on which SBS’ securities are listed or quoted.

Execution Certificate of Principal Persons

In my role as a Principal Person of SBS, I certify to each of SBS and the Audit Committee of the Board of Directors of SBS, that I adhere to and advocate the above principles and responsibilities governing my professional and ethical conduct.

(Signature)

Date: